As filed with the Securities and Exchange Commission
on November 7, 2025
Registration No. 333-289813
(Investment Company Act Registration No. 811-02737)
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-14
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	[

Post-Effective Amendment No. 3

Davis International Fund
An authorized series of
Davis New York Venture Fund, Inc.

(Exact Name of Registrant as Specified in Charter)

2949 E. Elvira Suite 101
Tucson, AZ 85756

(Address of Principal Executive Offices)

(520) 434-3793

(Registrant’s Telephone Number)

Agents for Service:

Lisa Cohen
Davis Selected Advisers, L.P.

2949 E. Elvira Road, Suite 101
Tucson, Arizona 85756
520-434-3771

-or-

Richard Cutshall
Greenberg Traurig LLP

1144 15th Street
Suite 3300
Denver, Colorado 80202

EXPLANATORY NOTE
This Post-Effective Amendment is being filed solely to file as an exhibit the final opinion of Greenberg Traurig LLP supporting the tax consequences of the reorganization (Exhibit 12 to Item 16) of this Registration Statement on Form N-14.

The Proxy Statement/Prospectus is incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed on September 24, 2025 (SEC accession number 71701-25-000058). The Statement of Additional Information is incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed on September 24, 2025 (SEC accession number 71701-25-000058).

PART C

Item 15. Indemnification

Registrant’s Articles of Incorporation indemnifies its directors, officers and employees to the full extent permitted by Section 2-418 of the Maryland General Corporation Law, subject only to the provisions of the Investment Company Act of 1940. The indemnification provisions of the Maryland General Corporation Law (the “Law”) permit, among other things, corporations to indemnify directors and officers unless it is proved that the individual (1) acted in bad faith or with active and deliberate dishonesty, (2) actually received an improper personal benefit in money, property or services, or (3) in the case of a criminal proceeding, had reasonable cause to believe that his act or omission was unlawful. The Law was also amended to permit corporations to indemnify directors and officers for amounts paid in settlement of stockholders’ derivative suits.

In addition, the Registrant’s directors and officers are covered under a policy to indemnify them for loss (subject to certain deductibles) including costs of defense incurred by reason of alleged errors or omissions, neglect or breach of duty. The policy has a number of exclusions including alleged acts, errors, or omissions which are finally adjudicated or established to be deliberate, dishonest, malicious or fraudulent or to constitute willful misfeasance, bad faith, gross negligence or reckless disregard of their duties in respect to any registered investment company. This coverage is incidental to a general policy carried by the Registrant’s adviser.

In addition to the foregoing indemnification, Registrant’s Articles of Incorporation exculpate directors and officers with respect to monetary damages except to the extent that an individual actually received an improper benefit in money property or services or to the extent that a final adjudication finds that the individual acted with active and deliberate dishonesty.

In addition to the foregoing indemnification, Registrant’s Articles of Incorporation exculpate directors and officers with respect to monetary damages except to the extent that an individual actually received an improper benefit in money property or services or to the extent that a final adjudication finds that the individual acted with active and deliberate dishonesty.

Item 16. Exhibits

(1)	Articles of incorporation. Incorporated by reference to Exhibit 28(a) of Part C of Davis New York Venture Fund, Inc.’s registration statement filed on EDGAR;

(2)	By-Laws. Incorporated by reference to Exhibit 28(b) of Part C of Davis New York Venture Fund, Inc.’s registration statement filed on EDGAR;

(3)	Trust Agreements. N/A;

(4)	Agreement and Plan of Reorganization. Filed herewith as Exhibit 1 to the Information Statement/Prospectus;

(5)	Instruments defining the rights of shareholders. Incorporated herein by reference from the Registrant’s Articles of Incorporation, By-Laws, and registration statement on Form N-1A filed on Edgar;

(6)	Investment Advisory Agreements. Incorporated by reference to Exhibit 28(d) of Part C of Davis New York Venture Fund, Inc.’s registration statement filed on EDGAR;

(7)	Underwriting Agreements. Incorporated by reference to Exhibit 28(e) of Part C of Davis New York Venture Fund, Inc.’s registration statement filed on EDGAR;

(8)	Bonus, profit sharing, pension or other similar contracts. N/A;
(9)	Custodial Agreements. Incorporated by reference to Exhibit 28(g) of Part C of Davis New York Venture Fund, Inc.’s registration statement filed on EDGAR;

(10)a	Rule 12b-1 Plan. Incorporated by reference to Exhibit 28(m) of Part C of Davis New York Venture Fund, Inc.’s registration statement filed on EDGAR;

(10)b	Rule 18f-3 Plan. Incorporated by reference to Exhibit 28(n) of Part C of Davis New York Venture Fund, Inc.’s registration statement filed on EDGAR;

(11)*	Opinion and consent of counsel;

(12)	Tax opinion. Form of tax opinion, as filed herein as Exhibit 12;

(13)	Material contracts not made in the ordinary course of business. N/A;

(14)*	Consent of Independent Accountants;

(15)	Financial Statements Omitted. N/A;

(16)	Powers of Attorney. Incorporated by reference to Exhibit 28(q) of Part C of Davis New York Venture Fund, Inc.’s registration statement filed on EDGAR;

(17)	Code of Ethics. Incorporated by reference to Exhibit 28(p) of Part C of Davis New York Venture Fund, Inc.’s registration statement filed on EDGAR.
*filed herein

Item 17.
Undertakings

(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933 [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be the initial bona fide offering of them.

DAVIS NEW YORK VENTURE FUND, INC.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for the effectiveness of this Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, in the City of Tucson and State of Arizona on the 7th day of November 2025.

DAVIS NEW YORK VENTURE FUND, INC.
*By: /s/ Lisa Cohen
Lisa Cohen
Attorney-in-Fact

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated.

Signature	Title	Date

/s/ Kenneth Eich* Kenneth Eich	Principal Executive Officer	November 7, 2025

/s/ Douglas Haines* Douglas Haines	Principal Financial Officer; and Principal Accounting Officer	November 7, 2025

*By: /s/ Lisa Cohen
Lisa Cohen
Attorney-in-Fact

*
Lisa Cohen signs this document on behalf of the Registrant and each of the foregoing officers pursuant to the power of attorney filed as Exhibit 28(q).

*By: /s/ Lisa Cohen
Lisa Cohen
Attorney-in-Fact

DAVIS NEW YORK VENTURE FUND, INC.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on November 7, 2025, by the following persons in the capacities indicated.

Signature	Title

/s/ Francisco Borges*	Director
Francisco Borges

/s/ Andrew Davis*	Director
Andrew Davis

/s/ Christopher Davis*	Director
Christopher Davis

/s/ John Gates*	Director
John Gates

/s/ Samuel H. Iapalucci*	Director
Samuel H. Iapalucci

/s/ Katherine MacWilliams*	Director
Katherine MacWilliams

/s/ Richard O’Brien*	Director
Richard O’Brien

/s/ Lara Vaughan*	Director
Lara Vaughan

* Lisa Cohen signs this document on behalf of each of the foregoing persons pursuant to the power of attorney filed as Exhibit 28(q).

*By: /s/ Lisa Cohen
Lisa Cohen
Attorney-in-Fact